UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Synergx Systems Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

87160C106
(CUSIP Number)

Mr. Paul Mendez
President, Chief Executive Officer and Chairman of the Board of Directors
Firecom, Inc.
39-27 59th Street
Woodside, New York 11377
(718) 899-6100

Copies to:

Gregory Katz, Esq.
Thelen Reid Brown Raysman and Steiner LLP
875 Third Avenue
New York, New York 10022
(212) 603-6775
(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 24, 2007

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87160C106
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Firecom, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER	1,352,544
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	1,352,544
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON		1,352,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.96%*
14	TYPE OF REPORTING PERSON		CO

*Based on 5,210,950 shares of Common Stock outstanding as of December 12, 2006, as reported in the Company’s Current Report on Form 10-KSB filed with the SEC on December 28, 2006.

CUSIP No. 87160C106
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Paul Mendez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,352,544
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,352,544
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON		1,352,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.96%*
14	TYPE OF REPORTING PERSON		IN

* Based on 5,210,950 shares of common stock outstanding as of December 12, 2006, as reported in the Issuer’s Current Report on Form 10-KSB filed with the SEC on December 28, 2006.

Item 1.   Security and Issuer.

This Amendment No. 2 (the “Amendment”) is filed by Firecom, Inc., a New York Corporation (“Firecom”), and Paul Mendez (“Mr. Mendez” and, together with Firecom, the “Reporting Persons”) pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Items 3, 4, 5 and 6 of the Statement on Schedule 13D filed by the Reporting Persons on April 25, 2006 (the “Schedule 13D” and, together with the Amendment, the “Statement”). The Statement relates to shares of the common stock, par value $0.001 per share (the “Shares”), of Synergx Systems Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 209 Lafayette Drive, Syosset, New York 11791. The telephone number of the Issuer is (516) 433-4700.

Item 3.   Source and Amount of Funds or Other Consideration

On January 24, 2007, Firecom purchased 889,540 Shares of the Issuer from Genterra, Inc., at $2.75 a share, for a total of $2,446,235 using working capital.

Item 4.   Purpose

Item 4 of the Statement is amended and restated in its entirety as follows:

The Reporting Persons acquired beneficial ownership of the Shares to which this statement relates for investment purposes and to obtain a significant equity interest in the Issuer.

In this connection, the Reporting Persons routinely monitor the performance of their investments in the Issuer and accordingly intend to continuously evaluate the Issuer’s business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. Depending on such evaluations, the Reporting Persons may, at any time and from time to time, purchase additional Shares or may dispose of any and all Shares held by them.

As part of such evaluations, the Reporting Persons have and may in the future seek the views of, hold active discussions with and respond to inquiries from members of the Board, officers or representatives of the Issuer, stockholders of the Issuer, and other persons regarding the Issuer’s affairs and strategic alternatives.

Reporting Persons intend to request the Board of Issuer to nominate two persons proposed by Reporting Persons for election to the Board of Issuer at the next annual meeting of shareholders. Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to their investment in the Issuer, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

The Reporting Persons and Issuer are subject to Section 203 of the Delaware General Corporation Law (“Section 203”), regarding proposals or business combinations with Issuer. Pursuant to Section 203, there are restrictions on Reporting Persons engaging in a business combination with Issuer until January 24, 2010.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) The Reporting Persons aggregately beneficially own 1,352,544 or 25.96% of the Shares of the Issuer, based upon 5,210,950 Shares outstanding as of December 12, 2006, as reported to the SEC on the latest 10-KSB of the Issuer on December 28, 2006.

(b) Firecom has sole voting power over 1,352,544 Shares of the Issuer. Firecom has sole dispositive power over these Shares.

Mr. Mendez is the Chairman of the Board of Directors and controlling shareholder of Firecom, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Firecom. Thus, Mr. Mendez may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 1,352,544 Shares of the Issuer. Mr. Mendez has shared voting power over 1,352,544 Shares of the Issuer and he has shared dispositive power over 1,352,544 Shares. Mr. Mendez disclaims any economic interest or beneficial ownership of these Shares.

(c) Firecom effected the following transaction in the Shares during the past 60 days, all of which was purchased from Genterra, Inc.:

Date	Amount of Shares Purchased	Price Per Share
01/24/07	889,540	$2.75

Item 6.   Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Put Option Agreement, dated January 18, 2007, the Reporting Persons and Daniel S. Tamkin, a director and CEO of the Issuer, agreed that Mr. Tamkin will have an option from one year after the acquisition from Genterra reported hereby for 180 days to require Firecom to purchase all or any portion of the 225,468 shares of the Issuer’s common stock held by Mr. Tamkin at a purchase price of $2.75 per share. Mr. Tamkin had rights to require Genterra to allow him to participate in their sale of Issuer stock to Firecom, which rights he has waived.

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 24, 2007	FIRECOM, INC.
	By:	/s/ Paul Mendez
	Name: Title:	Paul Mendez Authorized Representative
/s/ Paul Mendez
Paul Mendez